# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Antalpha Platform Holding Company, CIK 0002044255
CUSIP: G0395R106
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: 9 Temasek Boulevard, Suntec Tower 2, #13-02, Singapore, Singapore (U0), 038989
Date of event which requires filing of this statement: 06/30/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002081420

## Reporting persons
- AMT Integrated Fund L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 2,500,000; shared voting power 0; sole dispositive power 2,500,000; shared dispositive power 0; aggregate amount beneficially owned 2,500,000 (10.6% of the class)

## Item 1. Issuer
Name of issuer: Antalpha Platform Holding Company
Address of issuer's principal executive offices: 9 Temasek Boulevard, Suntec Tower 2, #13-02, Singapore, 038989

## Item 2. Person Filing
Name of person filing: AMT Integrated Fund L.P.
Address of principal business office or, if none, residence: P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands
Citizenship: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,500,000
Percent of class: 10.6
Sole power to vote or to direct the vote: 2,500,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,500,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The general partner of AMT Integrated Fund L.P. is AMT Holding Limited, which owns substantially all of the interest in AMT Integrated Fund L.P. and is controlled by Ran Cheng.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- AMT Integrated Fund L.P.: /s/ Ran Cheng, Ran Cheng / Director of AMT Holding Limited, its general partner (08/14/2025)